Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement of Faraday Future Intelligent Electric, Inc. on Form S-8 of our report dated May 28, 2024, related to the consolidated financial statements of Faraday Future Intelligent Electric Inc. as of and for the years ended December 31, 2023 and 2022, which appear in the Annual Report on Form 10-K of Faraday Future Intelligent Electric, Inc. for the year ended December 31, 2023. The report for Faraday Future Intelligent Electric, Inc. includes an explanatory paragraph about the existence of substantial doubt about its ability to continue as a going concern.

/s/ Mazars USA LLP
New York, New York
September 17, 2024